                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C. 20549



                            Report of Foreign Issuer


                    Pursuant to Rule 13a-16 or 15d-16 of the

                        Securities Exchange Act of 1934


                          For the month of April, 2003


                            CAMPBELL RESOURCES INC.

                              (Registrant's Name)


                         1155, University, Suite 1405,

                                Montreal, Quebec

                                 Canada H3B 3A7

                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                       Form 20-F       x       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes         No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Filed with this Form 6-K is the following which are incorporated herein by reference:


99.1   Press Release--April 28, 2003--Encouraging Results on its Discovery
       Project

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CAMPBELL RESOURCES INC.



                                   /s/  Lorna D. MacGillivray
                                   --------------------------
                                   LORNA D. MACGILLIVRAY
                                   Vice President, Secretary and General Counsel



DATE:   April 28, 2003

                                 Exhibit Index
                                 -------------


99.1     Press Release--April 28, 2003--Encouraging Results on its Discovery
         Project